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                                                              EXHIBIT (a)(5)(iv)

Press Release



  U.S. REALTEL ANNOUNCES ACCEPTANCE OF SHARES PROPERLY TENDERED IN TENDER OFFER
                        FOR CYPRESS COMMUNICATIONS, INC.


         FT. LAUDERDALE, FL (February 20, 2002)--U.S. RealTel, Inc. (OTC Bulletin Board: USRT - news) today announced that its wholly owned subsidiary, Cypress Merger Sub, Inc. accepted for purchase all of the shares properly tendered under its previously announced offer to acquire all of the outstanding shares of common stock of Cypress Communications, Inc. (Nasdaq: CYCO - news), including the associated rights to purchase preferred stock, at $3.50 per share.

         The tender offer, which concluded at 12:00 midnight New York City time on Tuesday, February 19, was made pursuant to an Agreement and Plan of Merger, dated January 10, 2002 and amended January 17, 2002. At the time of expiration approximately 4.63 million shares or 94% of Cypress Communications' outstanding shares of common stock had been accepted for purchase pursuant to the offer. The remaining untendered shares are expected to be acquired as soon as practicable pursuant to a short-form merger under Delaware law.

         LaSalle Bank National Association served as the Depositary for the tender offer and will serve as paying agent. Innisfree M&A Incorporated is the Information Agent. Innisfree M&A Incorporated may be contacted for questions or assistance regarding the tender offer and the acquisition of Cypress at, toll free, (888) 750-5834, or in writing at 501 Madison Avenue, 20th Floor, New York, New York 10022.

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         This announcement is neither an offer to purchase nor a solicitation of an offer to sell the remaining shares of Cypress Communications, Inc. In connection with the completed tender offer, U.S. RealTel filed a tender offer statement with the Securities and Exchange commission (SEC) and Cypress filed a solicitation/recommendation statement with respect to the offer. Remaining Cypress shareholders are advised to read the tender offer statement regarding the acquisition of Cypress referenced in this press release, and the related solicitation/recommendation statement, as well as all information to be sent to them in connection with the short form merger.

About U.S. RealTel

         U.S. RealTel is an innovator and owner of Telecommunications Rights worldwide. Telecommunication Rights are real estate site access and usage rights, which US RealTel assembles into property portfolios. These portfolios have enabled telecommunications companies to access properties in major urban areas for in-building service and antenna sites.